
July 18, 2014

Via E-mail
David Sambur
Director and Chief Executive Officer
AP Gaming Holdco, Inc.
6680 Amelia Earhart Court
Las Vegas, NV 89119

      Re: **AP Gaming Holdco, Inc.**
                Amendment No. 2 to Registration Statement on Form 10-12G
                Filed April 17, 2014
                Response dated July 9, 2014
                File No. 000-55119

Dear Mr. Sambur:

      We have reviewed your letter of correspondence dated July 9, 2014 and we have the following comments.

Form 10-K for the Year Ended December 31, 2013
Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

1.   We note your response to comment 9 of our letter dated April 30, 2014. Please provide us with a summary of the analysis you performed in determining the impact of not accounting for installation costs related to leased gaming machines pursuant to ASC 840-20-35-2. Please provide us with your analysis of the impact to your statements of operations for each of the three years ended December 31, 2013 as well as the three months ended March 31, 2014. Please also show us the impact on your balance sheet as of December 31, 2012, December 31, 2013, and March 31, 2014. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.

2.   We note your response to comment 10 of our letter dated April 30, 2014. You are currently evaluating whether the gaming machines in Illinois should have been depreciated over 6 years. Please provide us with a summary of your analysis pursuant to ASC 360-10-35-3. If you determine that the machines should have been amortized over a different period, please provide us with your analysis of the impact to your statements of operations for each of the three years ended December 31, 2013 as well as the three months ended March 31, 2014. Please also show us the impact on your balance sheet as

of December 31, 2012, December 31, 2013, and March 31, 2014. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.

Revenue Recognition, page F-8

3.   Equipment sales are generated from the sale of gaming machines and licensing rights to game content software that is installed in the gaming machine. Please further clarify whether the licensing rights are for a specified period of time and whether you have any further continuing obligation related to the software component subsequent to the sale.

4.   Your proposed disclosures state that you develop and provide new gaming titles throughout the life of the lease whether contractually required or not. Please clarify if this is what you refer to as gaming conversions in your response to comment 10 of our letter dated April 30, 2014. Your disclosures indicate that this right is automatically provided to all lessees. Please help us better understand how this represents a commitment to guarantee performance of the leased property as it appears to not specifically be linked to performance. Refer to ASC 840-10-25-42(b). Please also help us understand whether your lease arrangements are for a specific game and whether your gaming machines are specific to a particular game. Please help us better understand the nature and amount of costs you incur related to gaming conversions.

Intangible Assets, page F-11

5.   We note your response to comments 11 and 12 of our letter dated April 30, 2014. As of September 30, 2013, which was prior to the acquisition, you had recorded approximately $9.3 million in contract rights under development agreements and customer agreements based on the financial statements provided in your Form 10/A filed on February 10, 2014. Your disclosures on page 44 of this Form 10/A also stated that amortization expense related to these contract rights under development agreements and customer agreements is netted against gaming revenue. Given that the acquisition closed a few months later, please help us understand why there were no contract rights under development agreements and customer agreements recorded as of December 31, 2013 that resulted from cash payments to customers which needed to be amortized as a reduction to revenue.

6.   Please tell us how you came up with the expected life of contract rights under development agreements and customer agreements over seven years. Please help us understand how all customer agreements are being amortized over seven years if some are being amortized over the term of the agreement and others are being amortized over the expected life of the agreement. Refer to ASC 350-30-35-1 through 35-5. Please tell us what the typical terms of these agreements are and how based on the remaining terms upon acquisition you determined that all of these should be amortized over seven years.

Note 5. Contract Rights Under Development Agreements and Customer Agreements, page F-20

7.   We note your response to comments 5 and 14 of our letter dated April 30, 2014. Please
        help us better understand how you determine whether the amortization of the net fair
        value of the contract rights under development agreements and customer agreements
        should be recorded in depreciation and amortization expense or as a reduction in revenue.
        Please specifically address the following:
        •   You recorded fair value adjustments to contract rights under development and
            customer agreements pursuant to ASC 805. Please tell us how you determined the
            fair value of these intangible assets, including the methodology used and any
            significant estimates and assumptions used in coming up with these fair value
            amounts;
        •   Your disclosures on page 10 of the Form 10-Q for the period ended March 31, 2014
            refer to customer agreements. It appears that these agreements include contract rights
            under development, customer agreements, and a third intangible asset which is
            customer relationships. Please tell us the amount attributed to each of these three
            components. Please address how you determine the amount attributable to customer
            relationships and how this differs from the other customer relationship intangible
            assets recorded;
        •   Please help us understand why there are no contract rights under development
            reflected in the table of intangible assets on page 12 of the Form 10-Q for the period
            ended March 31, 2014; and
        •   Please tell us whether you have entered into any new contract rights under
            development or customer agreements to secure floor space with customers subsequent
            to the acquisition transaction. Please tell us the amounts attributable to these new
            contracts and agreements and correspondingly the period over which you will be
            recording the amortization as a reduction in revenue.

Form 10-Q for the Period Ended March 31, 2014
Liquidity and Capital Resources, page 21

8.   We note your disclosures on page 17 regarding the agreement you entered into to acquire
        C2 Gaming, LLC for approximately $23.0 million in cash. Please disclose how you
        intend to finance this acquisition including if you intend to use the $25 million credit
        facility. If you do intend to use this facility, please disclose how you plan to meet your
        other short-term and long-term liquidity requirements in light of the apparent absence of
        any further credit availability and your consistent negative cash flows.

　　　　You may contact Nudrat Salik, Staff Accountant, at 202-551-3744 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at 202-551-3787 or me at 202-551-3397 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　/s/ Jay Ingram

　　　　　　　　　　　　　　　　　　　Jay Ingram
　　　　　　　　　　　　　　　　　　　Legal Branch Chief

cc:　　　Monica K. Thurmond (*via e-mail*)
　　　　　Paul, Weiss, Rifkind, Wharton & Garrison LLP